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The Investment Company of America
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

February 22, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Investment Company of America
File Nos. 811-00116 and 002-10811

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 27, 2010 to the fund’s Post-Effective Amendment No. 118 to the Registration Statement under the Securities Act of 1933 and Amendment No. 42 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on March 1, 2010.

1.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The fund discloses that its investments are limited to securities of companies included on its “eligible list.”  Please briefly discuss the criteria used to assess whether a company should be included on or deleted from the eligible list.

Response:   We have added disclosure to the “Principal investment strategies” section of the fund’s prospectus briefly describing the criteria for a company to be included on or deleted from the eligible list.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please describe limits, if any, on the capitalization size of companies in which the fund invests.

Response:   We have added the following disclosure to the “Principal investment strategies” section of the fund’s prospectus:

“Although the fund focuses on investments in medium to large capitalization companies, the fund’s investments are not limited to a particular capitalization size.”

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Vincent P. Corti
Vincent P. Corti
Secretary